



03018682

MH 2/26/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SEC FILE NUMBER

8 - 52937

~~ANNUAL AUDITED REPORT~~
~~FORM X-17A-5~~
~~PART III~~

RECD S.E.C.

MAR 2 4 2003

813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2002</u> AND ENDING <u>DECEMBER 31, 2002</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SPARTAN SECURITIES GROUP, LTD.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

405 CENTRAL AVENUE, SUITE 202

ST. PETERSBURG,	FLORIDA	33701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICAH ELDRED, PRESIDENT   **(727) 502 - 0508**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>LERNER & SIPKIN, CPAs, LLP</u>

<u>132 Nassau Street, Suite 1023</u>	New York	NY	10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

PROCESSED

MAR 2 8 2003

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, *MICAH ELDRED,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *SPARTAN SECURITIES GROUP, LTD.,* as of *DECEMBER 31, 2002,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N O N E

X _____
Signature

PRESIDENT
Title

X _____
Notary Public


```
LISA A. MCFADDEN
MY COMMISSION # DD 130814
EXPIRES: July 2, 2006
Bonded Thru Notary Public Underwriters
```

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, *MICAH ELDRED,* swear that, to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

SPARTAN SECURITIES GROUP, LTD., as of *DECEMBER 31, 2002,*

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:

No Exceptions

_____
(Signature)

_____
PRESIDENT
(Title)

_____
(Notary Public)

LISA A. MCFADDEN
MY COMMISSION # DD 130814
EXPIRES: July 2, 2006
Bonded Thru Notary Public Underwriters

SPARTAN SECURITIES GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

SPARTAN SECURITIES GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	221,745
Securities owned - at market value (Note 3)		183,905
Due from brokers		331,207
Organization cost - net of accumulated amortization of $16,314 (Note 2e)		41,266
Total assets	$	778,123

LIABILITIES AND CAPITAL

Liabilities:

Securities sold, but not yet purchased - at market value (Note 3)	$	20,202
Total liabilities		20,202
Capital (Note 6)		757,921
Total liabilities and capital	$	778,123

The accompanying notes are an integral part of this statement.

Note 1-   **Nature of Business**

Spartan Securities Group, Ltd. (The "Company") is a Florida Limited Partnership conducting business as a broker/dealer in securities. All profits are allocated to individual partner's capital accounts in proportion to their individual interests.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD).

Note 2-   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b)   *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

c)   *Marketable Securities*
Marketable securities owned or sold, but not yet purchased by the Company, are reflected at market value with the resulting unrealized gains and losses included in income.

d)   *Income Taxes*
The Company does not pay federal or state income taxes on its taxable income. Instead, the partners are liable for individual income taxes on their respective shares of the Company's taxable income.

e)   *Organization Costs*
Organization costs are being amortized over five years using the straight-line method.

SPARTAN SECURITIES GROUP, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 2- **Summary of Significant Accounting Policies (continued)**
e) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - **Marketable Securities Owned and Sold, but Not Yet Purchased**

Marketable securities consist of trading securities at quoted market values, as illustrated below:

	Owned	Sold, but not yet Purchased
Equities	$183,905	$20,202
	$183,905	$20,202

Note 4 - **Related Party Transactions**

Pursuant to a management agreement with a Partner of the Company, Spartan Advisors, LLC (Advisors), the Company will pay Advisors an annual management fee equal to .50% of the asset value of the Company, calculated monthly, as well as additional fees as determined by the board of directors of Advisors. The management fee calls for Advisors to provide operational and management assistance to the Company as well as paying all overhead expenses. The fee for the period ended December 31, 2002 amounted to $40,009.

Note 5- **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 5- **Financial Instruments with Off-Balance Sheet Credit Risk (continued)**

The Company is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in the financial statements.

Note 6 - **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2002, the Company's net capital of $630,657 was $530,657 in excess of its required net capital of $100,000. The Company's capital ratio was .00%.

A copy of the Company's Statement of Financial Condition as of December 31, 2002, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Spartan Securities Group, Ltd.
405 Central Avenue, Suite 202
St. Petersburg, FL 33701

Gentlemen:

We have audited the accompanying statement of financial condition of Spartan Securities Group, Ltd. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spartan Securities Group, Ltd. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 7, 2003

SPARTAN SECURITIES GROUP, LTD.
INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2002



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Partners of
Spartan Securities Group, Ltd.
405 Central Avenue, Suite 202
St. Petersburg, FL 33701

Gentlemen:

In planning and performing our audit of the financial statements of Spartan Securities Group, Ltd. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Spartan Securities Group, Ltd. that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II); (2) in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report recognizes that it is not practical in an organization the size of Spartan Securities Group, Ltd. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements and your corresponding focus report part II A filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 7, 2003